Exhibit 99.1

MERUS LABS INTERNATIONAL INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended March 31, 2015 and 2014

The following section of our report sets forth Management’s Discussion and Analysis of the financial performance and condition of Merus Labs International Inc. (“the Company” or “Merus”) for the three and six months ended March 31, 2015 compared to the three and six months ended March 31, 2014. The analysis should be read in conjunction with the accompanying condensed consolidated interim financial statements (the “Financial Statements”) for the three and six months ended March 31, 2015 and the related notes thereto.

The date of this MD&A is May 13, 2015.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements or disclosures that may constitute forward-looking information or statements (collectively, “forward-looking information”) under applicable securities laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of the Company, anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “could”, “potential”, “enable”, “plan, “continue”, “contemplate”, “pro forma” or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things include:

•	the Company’s expectations regarding sales from its existing products, including its sales forecasts;

•	the Company’s ability to acquire new products;

•	the Company’s expectations regarding it ability to raise capital, including its ability to secure the financing necessary to enable us to acquire new products;

•	the Company’s expectations regarding sales from products that we acquire or license;

•	the Company’s forecasts regarding its operating expenditures, including general and administrative expenses,

•	the Company’s expectations regarding the development of its target markets;

•	the Company’s expectations regarding government regulations of its products and any new products that we acquire;

•	the Company’s expectations regarding currency exchange rates;

•	the Company’s expectations regarding income taxes;

•	the Company’s plans, objectives and targets for future revenue growth and operating performance;

•	the Company’s plans and objectives regarding new products that it may acquire; and

•	the Company’s forecast business results and anticipated financial performance.

The forward-looking information in statements or disclosures in this MD&A is based (in whole or in part) upon factors which may cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While the Company does not know what impact any of those differences may have, their business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

•	the acceptance of the Company’s products by regulatory and reimbursement agencies in various territories including Canada and Europe and inclusion on drug benefit formularies, hospital formularies and acceptance by pharmacies, physicians and patients in the marketplace;

•	the Company’s ability to successfully market and sell its products;

•	the Company’s ability to increase sales of its existing products;

•	the Company’s ability to complete the Dacha financing acquisition transaction;

•	the Company’s ability to acquire new products and, upon acquisition, to successfully market and sell new products that are acquired;

•	the Company’s ability to achieve the financing necessary to complete the acquisitions to new products;

•	unanticipated cash requirements to support current operations, to expand the Company’s business or for capital expenditures;

•	the Company’s ability to successfully challenge the Apotex notice of allegation with respect to the Company’s Enablex product;

•	core patent protection for Merus’ initial portfolio has expired or will expire in the future, which could result in significant competition from generic products resulting in a significant reduction in sales;

•	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

•	the Company's ability to service existing debt;

•	the timing and unpredictability of regulatory actions;

•	the patient health, legal, and commercial risks associated with patient adverse events or side effects resulting from the use of the Company’s products;

•	the ability to source, develop and commercialize new products effectively;

•	unanticipated cash requirements to support current operations, to expand its business or for capital expenditures;

•	the inability to adequately protect its key intellectual property rights;

•	the inability to make royalty payments as they become due;

•	the loss of key management or scientific personnel;

•	the activities of its competitors and specifically the commercialization of innovative or generic products that compete in the same category as the Company’s products;

•	regulatory, legal or other setbacks with respect to its operations or business;

•	market conditions in the capital markets and the biopharmaceutical industry that make raising capital or consummating acquisitions difficult, expensive or both;

•	enactment of new government laws, regulations, court decisions, regulatory interpretations or other initiatives that are adverse to the Company or its interests;

•	the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

•	the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where the Company operates.

Investors should review the full discussions as to material risks and uncertainties, and factors and assumptions used to develop forward-looking statements, included in the Company’s annual report on Form 40-F.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework for the business of the Company;

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

The Company is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. Because of the risks, uncertainties and assumptions contained herein, security holders should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The Company cautions you that the above list of risk factors is not exhaustive. Other factors which could cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed in the Company’s publicly filed disclosure documents.

All financial information is prepared in accordance with IFRS and is expressed in Canadian dollars.

Corporate History

The Company was originally formed on December 19, 2011 by the amalgamation of Merus Labs International Inc. (“Old Merus”) and Envoy Capital Group Inc. (“Envoy”) pursuant to an arrangement agreement dated November 10, 2011 pursuant to the Business Corporations Act (British Columbia). Envoy was incorporated under the laws of the Province of British Columbia as “Potential Mines Ltd.” in December 1973 and was continued under the laws of the Province of Ontario in December 1997. At Envoy’s annual general meeting held on March 30, 2007 the shareholders voted to amend Envoy’s articles of incorporation by changing its name to Envoy Capital Group Inc. In connection with the amalgamation of Envoy and Old Merus, Envoy continued from the jurisdiction of the Province of Ontario to the Province of British Columbia on December 16, 2011.

Old Merus was incorporated under the laws of the Province of British Columbia on November 9, 2009 under the name 0865346 B.C. Ltd. On January 22, 2010, Old Merus changed its name to Merus Labs International Inc. in connection with a plan of arrangement with Range Gold Corp. and Merus Labs Inc. (“Merus Labs”).

On October 1, 2012, the Company amalgamated with Merus Labs, a wholly owned subsidiary of the Corporation continuing under the name “Merus Labs International Inc.”

The Company’s head office is located at Suite 2110, 100 Wellington St. West, P.O. Box 151, Toronto, Ontario M5K 1H1; and its telephone number is 416-593-3725.

The common shares in the capital of the Company (the “Common Shares”) are publicly traded on the Toronto Stock Exchange (“TSX”) under the symbol “MSL” and on NASDAQ under the symbol “MSLI”.

CORPORATE STRATEGY

Merus is a specialty pharmaceutical company that acquires prescription medicines in the following categories:

•	On patent but at maturity stage of product life cycle
•	Branded generics
•	Under promoted products
•	Niche market pharmaceuticals
•	Products with annual sales below the critical threshold for large pharma

Once a product is acquired, our experienced team implements a focused sales and marketing plan to promote the product with the goal of increasing sales and market share.

The Merus corporate growth strategy is driven by a product acquisition plan which employs an opportunistic approach to source product acquisition candidates. This approach allows Merus to source pharmaceutical products across broad therapeutic classes which provides access to acquisition targets not available to other players and creates a diversified strategy. Although Merus has a broad therapeutic focus, opportunities will be pursued if the application of a dedicated small scale sales force can deliver incremental product sales growth. The geographic focus is Canada and Europe.

The Merus corporate strategy results in a diversified product portfolio approach. To manage such a product portfolio, a low cost operating model has been implemented in which there is a light infrastructure footprint. Merus has partnered with third party contract manufacturing and regulatory service providers to leverage their expertise but still maintain maximum flexibility for Merus.

Business Model for Acquisition of Diversified Legacy Products

Merus believes that it has a unique strategy in seeking to acquire legacy products primarily for the purpose of generating a stream of stable revenues and cash flow. Merus believes that this strategy will provide it with the flexibility to consider a broad range of acquisition targets from a variety of therapeutic areas. Therefore, the potential number of product acquisition candidates may be much larger for Merus than for its competitors. Management believes that its approach to product acquisition and its return objectives provide Merus with a competitive advantage in acquiring products as Merus can purchase diversified bundles of products from a single vendor. In contrast, Merus’ competitors, such as niche pharmaceutical companies, are more likely to focus on individual product acquisition within the same therapeutic area. As a result, certain vendors may view Merus as a preferred purchasing candidate.

Predictable Cost Structure

Merus’ plan is to establish a predictable cost structure by relying on a small employee base and outsourcing more of the operational functions associated with its business, including warehousing, distribution, customer service, invoicing, collections, regulatory affairs, medical and drug information, human resources and informational technology. Wherever possible, Merus achieves cost controls by entering into contractual supply and/or service agreements that dictate fixed or percentage fixed costs with annual adjustments for inflation. In the case of its manufacturing supply agreements, its cost of goods will be based on a fixed, per unit cost with annual inflationary adjustments. Management believes the predictability, flexibility and efficiency gained by contracting with established, experienced service organizations will assist Merus in maintaining its margins and maximizing distributable cash.

Partnership with Leading Service Providers

Related to the above, Merus will enter into outsourcing relationships with leading providers of pharmaceutical contract services for many of the operational functions associated with its business and intend to pursue this strategy in the future.

Competitors of Merus

Competitors in the pharmaceutical market range from large multinational pharmaceutical development corporations to small, single product companies that may limit their activities to a particular therapeutic area, region or territory. Competition also comes from generic companies, which develop and commercialize formulations that are identical to marketed brands. Merus expects to compete with a variety of drug companies. With respect to its acquisition strategy, Merus expects to compete principally with other pharmaceutical companies who seek to acquire mature pharmaceutical products as part of their growth strategy. These companies, however, typically focus on under-promoted products in specific therapeutic niches that offer growth potential through synergistic sales and marketing efforts. In addition, since Merus is not focused on specific therapeutic classes, it will have the ability to purchase diversified products and product bundles.

OVERVIEW

During the last twelve months ended March 31, 2015 and up to the date of this MD&A, the Company announced the following:

•	April 30, 2015 – Merus Announces Closing of $60.0 Million Bought Deal Financing

•	March 27, 2015 – Merus Appoints New Director and Provides European Update

•	March 2, 2015 – Merus Announces Settlement of Canadian Patent Litigation

•	February 4, 2015 - Merus Appoints Geoff Morrow as Vice President, Business Development

•	December 15, 2014 - Merus Appoints Barry Fishman as Chief Executive Officer

•	November 17, 2014 - Merus Announces Normal Course Issuer Bid

•	September 23, 2014 - Merus Announces Management and Board Changes

•	September 8, 2014 - Merus Announces Acquisition of Sintrom

•	August 14, 2014 - Merus Announces Completion of $7 Million Financing Transaction with Dacha Strategic Metals

•	August 7, 2014 – Merus Signs Product Acquisition Letter of Intent

•	July 17, 2014 - Merus Announces Conversion of $10 Million Convertible Debentures

•	July 11, 2014 - Merus Announces Closing of $10 Million Preferred Share Financing

•	July 4, 2014 - Merus Signs Definitive Acquisition Agreement with Dacha Strategic Metals

•	June 19, 2014 - Merus Announces Closing of $31.3 Million Bought Deal Financing, Including Exercise of Over-Allotment Option

•	June 11, 2014 - Merus Announces $22.1 Million Bought Deal Financing

•	June 10, 2014 - Merus Announces Aggregate $21 Million Financing Transactions

•	June 3, 2014 - Merus Notified of a Canadian ANDS Filing

•	May 27, 2014 - Merus Announces Board Appointment

•	April 23, 2014 - Merus Names Barry Fishman as Senior Advisor

OVERALL PERFORMANCE

For the three months ended March 31, 2015, the Company earned net income of $2,164,733 compared to a net loss of $1,455,185 for the three months ended March 31, 2014. For the three months ended March 31, 2015, EBITDA1 was $9,417,277, compared to $2,527,010 for the prior year. Adjusted EBITDA, which adds back non-cash share based compensation expense, foreign exchange, investment expenses and acquisition costs, was $9,389,152, compared to $3,264,453 for the prior year comparative period. As at March 31, 2015, the Company had an accumulated deficit of $59,486,142.

Cash provided by operating activities of the Company was $8,426,919 for the three months ended March 31, 2015, compared to cash provided by continuing operations of $2,931,706, for the three months ended March 31, 2014.

Operating risks include but are not limited to: the Company’s ability to attract and retain key personnel, effectively manage growth, and smoothly integrate newly acquired pharmaceutical products and businesses; impact of new or existing generic and innovative competing products, regulatory issues and risk that the Company may not be able to adequately protect the intellectual property surrounding its products, conflicts of interest among the Company’s directors, officers, promoters and members of management; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and acts of god and other unforeseeable events, natural or human-caused. Financial risks include but are not limited to the availability of capital to finance the Company’s activities.

The Company cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk. To the extent possible, management implements strategies aimed at reducing or mitigating risks and uncertainties associated with its business.

1EBITDA – Non-IFRS Financial Measures

The term EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest expense, taxes, depreciation and amortization (including impairment charges). Adjusted EBITDA is the same measure with additional adjustments for non-cash stock based compensation), foreign exchange gains or losses, investment income or expense, and acquisition costs. The Company believes EBITDA to be an important measurement that allows it to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization and impairment expenses, debt service obligations and other non-operating items. The Company excludes amortization and impairment expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company's method for calculating EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to EBITDA used by other issuers.

	Three Months Ended March 31		Six Months Ended March 31
	2015	2014	2015	2014

Net income (loss) for the period	$2,164,733	$(1,455,185)	$1,948,689	$(3,340,946)

Interest expense	1,388,778	755,400	2,979,410	1,569,714
Income tax expense	124,547	137,137	252,332	270,059
Depreciation	3,780	385	7,691	1,774
Amortization	5,735,439	3,089,273	11,687,922	6,098,411

EBITDA	$9,417,277	$2,527,010	$16,876,044	$4,599,012

Add/(Deduct):
Non-cash stock based compensation	1,063,786	660,147	1,435,522	788,340
Investment (income) expense	(467)	4,541	(612)	6,454
Foreign exchange (gains) losses	(1,091,444)	72,755	(1,362,516)	702,935

Adjusted EBITDA	$9,389,152	$3,264,453	$16,948,438	$6,096,741

PRODUCT SUMMARY

The Company currently has products in the area of urology/women's health, anticoagulants and anti-infectives.

Urology / Women's Health

Over Active Bladder

Overactive bladder occurs when a large muscle in the bladder known as the detrusor contracts more often than normal. This causes a person to feel a sudden and sometimes overwhelming urge to urinate even when the bladder isn’t full. Urgency, incontinence, and urinary frequency can also be caused by urinary-tract infections, kidney stones, prostate infection or enlargement, or medicine taken to treat other conditions such as high blood pressure. Though not life-threatening, overactive bladder is inconvenient, can be embarrassing, and can markedly reduce quality of life.

According to an article published in the Reviews of Urology by the Department of Urology, New York University School of Medicine, in women, moderate and severe bother have a prevalence ranging from about 3% to 17%. Severe incontinence has a low prevalence in young women, but rapidly increases at ages 70 through 80. In men, the prevalence of incontinence is much lower than in women, about 3% to 11% overall, with urge incontinence accounting for 40% to 80% of all male patients. Incontinence in men also increases with age, but severe incontinence in 70- to 80-year-old men is about half of that in women.

Decision Resources, an advisory firm for pharmaceutical and healthcare issues, finds that although more than 50 percent of people with overactive bladder in the world’s major pharmaceutical markets are undiagnosed, the sizeable prevalent population fuels significant sales for the indication. As a result, the overactive bladder drug market will increase from approximately $3 billion in 2009 to nearly $4 billion in 2019 in the United States, France, Germany, Italy, Spain, United Kingdom and Japan.

Emselex®/Enablex®

In 2003, Novartis Pharma AG (Novartis) acquired the Emselex®/Enablex® (darifenacin) product from Pfizer Inc. and the product was approved for sale in Europe and the United States in 2004. As the global sales of Emselex®/Enablex® were below the critical sales threshold for Novartis, the company decided to reduce its marketing and sales efforts in the majority of territories where the product was marketed. In 2010, Novartis divested the product rights for the United States to Warner Chilcott Plc. A key patent protecting Emselex®/Enablex® expires in August 2016, however, the Company also has a Supplementary Protection Certificate ("SPC") which is expected to provide an additional barrier to generic entrants until November 2019 in most European markets.

In July 2012, the Company acquired from Novartis, the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (darifenacin) extended release tablets. Darifenacin is a muscarinic antagonist indicated for the treatment of overactive bladder with symptoms of urge urinary incontinence, urgency and frequency. The product’s specific mechanism of action is the blocking of the M3 muscarinic receptor, which is primarily responsible for bladder muscle contractions. As overactive bladder is a chronic condition, Emselex®/Enablex® is prescribed as a medication to be taken once daily and the extended release tablet format is produced in 7.5mg and 15mg dosage strengths.

As Merus has acquired the product rights in a number of European countries in which the product was not being actively marketed, we have entered into promotion and distribution agreements with local marketing and sales organizations with the goal of incrementally increasing sales in those regions.

Under the terms of the agreements, the partner companies have been granted exclusive rights to distribute, market, and sell Emselex®/Enablex® in their respective territories. Other than Switzerland and Canada, the territories covered by these distribution and promotion agreements did not have any substantial marketing and sales resources devoted to the product in recent years. Merus has entered into these promotion and distribution agreements with partner companies that have a wealth of knowledge and expertise in their local markets. Emselex®/Enablex® is a major growth driver for the Company and these collaborations will enable Merus to broaden its reach in countries which were previously underserved in terms of marketing and sales efforts.

During fiscal 2013, Merus also entered into an agreement with a European contract manufacturing group to manufacture Emselex®/Enablex® for sale and distribution in Europe and Canada. The operational phase of the manufacturing tech transfer began in May 2013. During the operational transition period Novartis will continue to manage the manufacturing of Emselex®/Enablex®.

Anticoagulants

Anticoagulants prevent stroke and systemic embolism in patients with Atrial Fibrillation. Atrial Fibrillation (AF) is the most common cardiac arrhythmia (heart rhythm disorder) and is associated with palpitations, chest pain, or congestive heart failure. Embolism refers to where a clot exists and breaks off and flows into the blood stream later clogging an artitery. Antigoagulants treat and prevent deep vein thrombosis (DVT) and pulmonary embolism (PE) and also prevent venous thromboembolic events (VTE) in patients who have undergone hip or knee replacement surgery.

•	Atrial Fibrillation: AF affects 1–2% of the population and likely to increase in the next 50 years. Prevalence of AF increases with age, from 0.5% at age 40-50, to 5–15% at age 80. Over 6 million Europeans suffer arrhythmia with prevalence estimated to double in the next 50 years

•	VTE: Approximately 1.1 million venous thromboembolic events occur each year across the EU encompassing: DVT events - 61% of total and PE events - 39% of total

When patients have AF the heart’s two upper chambers (atria) begin to quiver instead of beating effectively. As a result, blood isn’t pumped completely out of the atria and begins to pool and clot. The clot later leaves the heart via blood flow to the brain where it can lodge in a brain artery causing a stroke. It is estimated that 15% of strokes occur with patients with AF.

Global Industry Analysts Inc., one of the world’s largest market research publishers, projected that the global anticoagulants market will surpass $11.2Bn in the coming year, driven by an aging global population, rising incidence of cardiovascular diseases, cancers, and acute hip and knee complications, as well as emergence of innovative therapeutics targeting new and previously targeted clotting factors.

Anticoagulants are a rapidly evolving market for both legacy and emerging treatment regimes. Dominated by just two therapy classes – vitamin K antagonist and heparin injectables; the anticoagulants industry has come a long way since the 1990s, when advancements in thrombotic disease detection and increased physician awareness were major drivers for market growth. Market growth is currently led by the arrival of novel therapeutics as well as favorable demographic tailwinds. The United States and Europe dominate the global anticoagulants market, which is expected to grow dramatically as advanced therapeutics present brighter prospects for coagulation as well as patient management. While novel drugs are likely to impact the market sometime in near future, factors that already influence market prospects include increasing use of low molecular weight heparins, patient population (Baby Boomers reaching age of retirement), and additional indications for existing drugs. Future impact of anticoagulants is expected to mainly result from enormous patient potential. Among these, an aging population at growing risk of venous and arterial problems and patients on long-term anticoagulation would be the major influencers. Currently, the global anticoagulants market is led by vitamin K antagonist (VKA), unfractionated heparin and low molecular weight heparins (heparins). The injectable anticoagulants market has maintained a steady pace over the years with more number of patients receiving anticoagulation with one or more of the injectable therapies. From 2008 to Sept 2013 total European VKA sales have grown from $188MM to $225MM with Warfarin and Acenocoumarol as the only molecules representing annual growth in each respective year.

Sintrom®

In September 2014, the Company acquired from Novartis, in certain European countries, the rights to manufacture, market, and sell the branded prescription medicine product Sintrom® (acenocoumarol). Acenocoumarol is an anticoagulant indicated for the treatment and prevention of thromboembolic diseases. Sintrom® has been available in Europe for over 50 years and in calendar year 2013 the product had net sales of approximately US$28 million in the territories acquired.

Sintrom was approved in Europe in the early 1950’s and its patent expired in 1964. As a result, the product has not only been on the European market for over five decades but also faced generic competition over the same period. It is important to note that the product is not subject to intense competition from generics given the legacy nature of the product (effective and well known), its low price and strong market share. These key competitive features make the product uneconomical for new generic entries.

VKA’s represent a fraction of the price of NOAC’s. Within the VKA European market, Sintrom is priced in the mid-tier with the generic version of the drug representing the lowest price at almost half of Sintrom. It is important to note that generic versions of Sintrom are only available in four European countries; Netherlands, Poland, Romania and Hungary. From a competition perspective, the threat of generics remains low for several reasons: 1) Sintrom along with other VKA’s are legacy drugs and are priced to compete with generics providing an economic barrier; 2) Europe is highly fragmented with multiple local registration requirements for generics providing a political barrier; and 3) Sintrom has an established brand in these market and has increased sales in some countries despite presence of a generic.

Sintrom’s key competition in the Vitamin K antagonist (VKA) segment of the anticoagulant business is Warfarin and Marcoumar. Warfarin holds the largest market share and is sold in several different countries under different brand names. Warfarin is the chemical name for Coumadin and is manufactured as a generic by several different manufactures including Barr, Sandoz, Merck, Taro, and others. Warfarin is a direct competitor of Sintrom, but not a generic substitute because although similar, it is not the same molecule. The major difference between the above noted products is biological half-life (T ½ or biological half-life is the time required for a organism to eliminate one-half of a substance which has been introduced into it). The key benefit of Sintrom is because it has a shorter biological half-life, doctors are able to adjust dosages in the short term and can more readily apply an antidote. Both Warfarin and Marcoumar have a longer life and thus provide more constant long term plasma levels.

New Oral Anti-Coagulants (NOAC’s) such as Pradaxa (Boehringer Ingelheim), Xarelto (Bayer) and Eliquis (Apixaban) have obtained EMA approval in 2011/2012 with patent expiry in 2020/2023. These products are the “next generation” of anti-coagulants and have many benefits over legacy anti-coagulants such as VKA’s and as a result many international guidelines recommend NOAC as the preferred option. However, VKAs in some countries are still the preferred option due to local guidelines, broad physician experience, and low price (NOAC's can be up to 50 times more expensive). NOAC’s are superior to VKA’s in terms of safety, efficacy and therapeutic window and for this reason have received much attention since their introduction. However, these drugs exhibit one key issue – in emergency bleeds or surgery, physicians are unable to medically administer an antidote unlike VKA’s. Furthermore, given NOAC’s do not require the same level of monitoring, VKA’s provide physicians with greater oversight over patient progress prompting emergency avoidance. Lastly, doctors have been using VKA’s for decades and as a result are comfortable with dosing, monitoring procedures and reversals vs NOAC’s.

Sintrom will be sold predominantly through distributors with whom Merus already has established relationships. Sintrom will be sold by the distributors to wholesalers and pharmacy networks.

Sintrom will continue to be manufactured by Novartis and its contract organizations for a period of time in order to allow Merus to transition the product manufacturing to a contract manufacturer and obtain the related approvals. The transition to a third party manufacturer is expected to provide additional cost savings. Given the legacy nature of the drug and the relatively straight forward production process, sourcing a contract manufacturer is not expected to be an issue. The Company may leverage the relationships established for third-party manufacturing and related consulting for Enablex when it was acquired from Novartis.

The Company funded the Sintrom® acquisition with cash on hand (from operations and equity financings), the issuance of preferred shares, and a debt facility provided to Merus by a syndicate of lenders which also refinanced the Company’s existing debt. Pursuant to the acquisition, Merus in-licensed the Sintrom® trademark, certain related intellectual property, and acquired other information and materials required to continue commercializing the brand in the territories acquired.

Anti-infectives

The global market for anti-infective drugs, which mainly includes antibacterials, antivirals, antifungals, and vaccines, is projected to exceed $103 billion by the year 2015, according to a published report. Antibacterials represent the largest segment of the anti-infectives market globally. The competitive landscape remains highly fragmented, however Merck and GSK are market leaders in the category.

Vancocin

In May 2011, Old Merus acquired Vancocin (vancomycin hydrochloride) capsules from Iroko International LP. a subsidiary of Iroko Pharmaceuticals, LLC. According to IMS Canada, Vancocin® 125mg and 250mg capsules had combined total sales of approximately $7.8 million in 2010.

Vancomycin was first isolated by Eli Lilly. The original indication for vancomycin was for the treatment of penicillin-resistant staphylococcus aureus. One advantage that was quickly apparent is that staphylococci did not develop significant resistance despite serial passage in culture media containing vancomycin. The rapid development of penicillin resistance by staphylococci led to the compounds being fast-tracked for approval by the US Food and Drug Administration (“FDA”). Eli Lilly first marketed vancomycin hydrochloride under the trade name Vancocin. Vancocin is a powerful antibiotic used to treat a life-threatening disease resulting from the infection of Clostridium Difficile (“C. Difficile”).

C. Difficile is on the increase with higher mortality and severity. Due to the nature of the disease, intravenous (systemic) solutions are regarded as ineffective. To be effective against C. Difficile, drugs must act locally on the flora of the gastro intestinal track. Intravenous solutions by definition do not act locally.

Clinical Practice Guidelines (Clinical Practice Guidelines for Clostridium difficile Infection in Adults: 2010 Update by the Society for Healthcare Epidemiology of America (SHEA) and the Infectious Diseases Society of America (IDSA)) state that oral Vancocin should be used as first line therapy in severe cases of C. Difficile. The guidelines state that vancomycin is the drug of choice for an initial episode of severe C. Difficile. The dosage is 125 mg orally four times per day for 10–14 days. Vancomycin administered orally (and per rectum, if ileus is present) is the regimen of choice for the treatment of severe, complicated C. Difficile.

Changes in the Competitive Landscape

Vancocin

In December 2011, Health Canada granted a notice of compliance (“NOC”) to Pharmaceutical Partners of Canada Inc. (“PPC”), which grants PPC the authority to market their generic version of Vancocin capsules in the Canadian market. In July 2012, PPC confirmed its intentions to market a generic vancomycin capsule product and in November 2012 gained reimbursement listing status in a number of provinces. The entry of this generic product as well as subsequent generic entrants has had a material adverse effect on the sales of Merus’ branded Vancocin capsules and other existing and future market entrants may also have a material adverse effect on sales.

In June 2012, Optimer Pharmaceuticals, Inc. (“Optimer”) received approval from Health Canada for its product DIFICID®. DIFICID® is another method for the treatment of Clostridium Difficile (“C. Difficile”) infection. Optimer asserts that DIFICID® has a lower recurrence rate than Vancocin®. However, DIFICID®is currently being sold in Canada at a much higher price than that of Oral Vancocin®. If Optimer is able to demonstrate that DIFICID® is preferable to Vancocin®, the business of Merus would be adversely affected.

Enablex

In June 2014, Merus received notification from Apotex Inc. (“Apotex”) that it has filed with Health Canada an Abbreviated New Drug Submission (“ANDS”) seeking market approval for a generic version of Enablex® (darifenacin hydrobromide tablets) for the Canadian marketplace. In connection with this filing, we received Notices of Allegation (“NOAs”) from Apotex against our Enablex® patents listed on the Canadian patent register which expire in August of 2016 and beyond. The NOAs were issued under the Canada Patented Medicines (Notice of Compliance) Regulations (the “Regulations”). Enablex® is currently protected in Canada by three issued patents listed on the Canadian patent register. On March 2, 2015, Merus reached an out of court settlement with Apotex and litigation has ceased.

During the last year, the Company was informed by the German Federal Joint Committee (G-BA), responsible for directives on drug reimbursement policy, that in Germany there is a plan to introduce a single reimbursement class for all anticholinergic-based OAB products in the market. This new classification would effectively set a maximum reimbursable price for public payors. The Committee has invited Merus to provide a rationale for Enablex (Darifenacin) being excluded from the class, which the Company has done. The process of assessing arguments for exclusion from the class, the determination of a reimbursement price for the class, and that price becoming effective could take up to a year or more. If Darifenacin is not excluded from the class and is subject to a maximum reimbursement price, there may be a material adverse effect on sales.

Arbitration Proceeding

The Company has received notice of a request for arbitration from the original owner of the Company’s former Factive® product. The request for arbitration is based on the original license agreement entered into by the original owner and Cornerstone Therapeutics, Inc. (now Chiesi USA, Inc.). The request for arbitration names the Company as a respondent together with Cornerstone and Vansen Pharma, Inc. The request for arbitration includes the allegation that Cornerstone did not have the legal right to transfer the Factive product to Merus. The original owner is seeking an award for damages relating to an alleged breach of contract, as well as disgorgement of revenues and other benefits derived by the Company from sales of Factive. The Company is defending the claim and has denied any liability to the original owner. The Company and Cornerstone have each asserted claims against the other, seeking indemnity and damages related to the original owner’s claim.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

For the three months ended March 31, 2015, the Company earned net income of $2,164,733 ($0.03 per share), compared to a net loss of $1,455,185 ($0.04 per share) for the prior year. EBITDA for the three months ended March 31, 2015 was $9,417,277, compared to EBITDA for the prior year of $2,527,010. Adjusted EBITDA, which adds back non-cash stock based compensation, foreign exchange, investment expenses and acquisition costs, was $9,389,152 for the three months ended March 31, 2015, compared to $3,264,453 for the prior year.

Revenues and Gross Margin

The Company recorded its highest quarterly revenue and EBITDA this quarter due to the acquisition of Sintrom rights in September 2014. Revenues were $12,680,486 for the three months ended March 31, 2015 compared to revenues of $6,690,464 for the three months ended March 31, 2014. All revenues in the prior year comparative period were attributable to sales of Vancocin and Enablex. Revenues during the period ended March 31, 2015 also include sales of Sintrom.

Gross margin for the three months ended March 31, 2015 was $11,237,400 (89%) compared to gross margin of $5,478,613 (82%) for the three months ended March 31, 2014. The higher margin as a percentage of revenue in the current period is primarily a result of recording Sintrom sales on a net basis and an increase in the average selling price in Germany for Enablex resulting from the expiration of a legacy marketing agreement in December 2014.

Revenues from Sintrom during the three months ended March 31, 2015 were $2,855,705. During the current period, the Company recorded Sintrom revenues in the statements of operations entirely on a net basis, whereby revenues were recorded net of cost of goods and selling expenses, subject to a transition arrangement whereby Novartis continues to provide certain sales and distribution functions while the parties work through the process of transferring the necessary marketing authorizations. As a result of this arrangement the Company is considered to be acting as an agent rather than principal and revenues are recorded on a net basis. Had the Company recorded Sintrom on a gross basis, revenues and cost of goods would have been higher by $4,218,358. Overall gross margin would have been lower at 66%.

Revenues attributable to Enablex for the three months ended March 31, 2015 were $9,152,365, compared to $5,474,198 for the three months ended March 31, 2014. Revenues for Enablex were higher in the current period compared to the same period last year due primarily to sales in Germany being recorded at the full ex-factory price due to the expiration of a legacy marketing agreement.

Revenues attributable to Vancocin were $672,416 for the three months ended March 31, 2015, compared to $1,216,266 for the three months ended March 31, 2014. The decrease in revenue from this product in the current fiscal year was primarily due to the entry of a second generic Vancomycin which began to impact the market during the third quarter of fiscal 2014.

Sales and Marketing Expense

The Company incurred sales and marketing expenses of $180,116 for the three months ended March 31, 2015, compared to $703,256 for the three months ended March 31, 2014. Sales and marketing expenses were higher during the prior year period primarily due to strategic upfront investment in marketing and promotion for Enablex, specifically in territories not previously addressed such as the UK.

General and Administrative Expense

General and administrative expenses for the three months ended March 31, 2015 were $2,685,235, compared to $2,171,051 for the three months ended March 31, 2014. Excluding the impact of non-cash share based compensation, general and administrative expenses in the current year increased by $157,228 compared to the previous year, primarily due to higher legal expenses and increased headcount.

Amortization of Intangible Assets

The three months ended March 31, 2015 included amortization expense of $5,735,439, compared to $3,089,273 for the three months ended March 31, 2014. The increase in amortization is mainly due to the addition of Sintrom to the portfolio.

Interest Expense and Foreign Exchange Gains and Losses

Interest expense of $1,388,778 was incurred during the three months ended March 31, 2015, compared to $755,400 for the three months ended March 31, 2014. The higher interest charges relate to the additional debt incurred for the purchase of Sintrom.

Foreign exchange gains of $1,091,444 were recorded in the three months ended March 31, 2015, primarily due to the appreciation in value of US dollar and Swiss Franc denominated balances as well as the settlement of favourable Euro hedges during the period. Conversely, foreign currency losses of $72,755 were incurred in the same period last year due to the appreciation of the Euro relative to unfavourable forward contracts held by the Company as part of its hedging strategy.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED MARCH 31, 2015 AND 2014

For the six months ended March 31, 2015, the Company earned net income of $1,948,689 ($0.02 per share), compared to a net loss of $3,340,946 ($0.09 per share) for the prior year. EBITDA for the six months ended March 31, 2015 was $16,876,044, compared to EBITDA for the prior year of $4,599,012. Adjusted EBITDA, which adds back non-cash stock based compensation, foreign exchange, investment expenses and acquisition costs, was $16,948,438 for the six months ended March 31, 2015, compared to $6,096,741 for the prior year.

Revenues and Gross Margin

Revenues were $23,308,463 for the six months ended March 31, 2015 compared to revenues of $12,947,507 for the six months ended March 31, 2014. All revenues in the prior year comparative period were attributable to sales of Vancocin and Enablex. Revenues during the current year period also include sales of Sintrom, which accounts for the majority of the increase.

Gross margin for the six months ended March 31, 2015 was $20,605,705 (88%) compared to gross margin of $10,752,990 (83%) for the six months ended March 31, 2014. The higher margin as a percentage of revenue in the current period is primarily a result of recording Sintrom sales on a net basis and an increase in the average selling price in Germany for Enablex resulting from the expiration of a legacy marketing agreement in December 2014.

Revenues from Sintrom during the six months ended March 31, 2015 were $6,697,813. During the current period, the Company recorded Sintrom revenues in the statements of operations entirely on a net basis, whereby revenues were recorded net of cost of goods and selling expenses, subject to a transition arrangement whereby Novartis continues to provide certain sales and distribution functions while the parties work through the process of transferring the necessary marketing authorizations. As a result of this arrangement the Company is considered to be acting as an agent rather than principal and revenues are recorded on a net basis. Had the Company recorded Sintrom on a gross basis, revenues and cost of goods would have been higher by $8,258,683. Overall gross margin would have been lower at 65%.

Revenues attributable to Enablex for the six months ended March 31, 2015 were $15,116,933, compared to $13,006,372 (on a gross basis) for the six months ended March 31, 2014. Revenues for Enablex were higher in the current period compared to the same period last year due primarily to sales in Germany being recorded at the full ex-factory price due to the expiration of a legacy marketing agreement.

Revenues attributable to Vancocin were $1,493,717 for the six months ended March 31, 2015, compared to $2,808,173 for the six months ended March 31, 2014. The decrease in revenue from this product in the current fiscal year was primarily due to the entry of a second generic Vancomycin which began to impact the market during the third quarter of fiscal 2014.

Sales and Marketing Expense

The Company incurred sales and marketing expenses of $485,499 for the six months ended March 31, 2015, compared to $1,750,049 for the six months ended March 31, 2014. Sales and marketing expenses were higher during the prior year period primarily due to strategic upfront investment in marketing and promotion for Enablex, specifically in territories not previously addressed such as the UK.

General and Administrative Expense

General and administrative expenses for the six months ended March 31, 2015 were $4,560,607, compared to $3,694,540 for the six months ended March 31, 2014. Excluding the impact of non-cash share based compensation, general and administrative expenses in the current year increased by $265,568 compared to the previous year, primarily due to higher legal expenses relating to the arbitration proceeding.

Amortization of Intangible Assets

The six months ended March 31, 2015 included amortization expense of $11,687,922, compared to $6,098,411 for the six months ended March 31, 2014. The increase in amortization is mainly due to the addition of Sintrom to the portfolio.

Interest Expense and Foreign Exchange Gains and Losses

Interest expense of $2,979.410 was incurred during the six months ended March 31, 2015, compared to $1,569,714 for the six months ended March 31, 2014. The higher interest charges relate to the additional debt incurred for the purchase of Sintrom.

Foreign exchange gains of $1,362,516 were recorded in the six months ended March 31, 2015, primarily due to the appreciation in value of US dollar and Swiss Franc denominated balances as well as the settlement of favourable Euro hedges during the period. Conversely, foreign currency losses of $702,935 were incurred in the same period last year due to the appreciation of the Euro relative to unfavourable forward contracts held by the Company as part of its hedging strategy.

SUMMARY OF QUARTERLY RESULTS

Seasonality

Merus’ product lines are generally not susceptible to fluctuations as a result of seasonal variations. Historic revenues have not indicated that either product will have seasonal variations which would materially impact revenue.

	Q2 2015	Q1 2015	Q4 2014	Q3 2014

Revenues	$12.68 million	$10.63 million	$6.02 million	$7.18 million
Gross margin	$11.24 million	$9.37 million	$5.09 million	$5.82 million

Net income (loss):
From continuing operations	$2.16 million	($0.22) million	($4.55) million	($0.17) million
Including discontinued Operations	$2.16 million	($0.22) million	($4.55) million	($0.17) million
Net income (loss) per share:
From continuing operations:
Basic	$0.03	($0.00)	($0.06)	($0.00)
Diluted	$0.03	($0.00)	($0.06)	($0.00)
Including discontinued operations:
Basic	$0.03	($0.00)	($0.06)	($0.00)
Diluted	$0.03	($0.00)	($0.06)	($0.00)

EBITDA[1]	$9.42 million	$7.46 million	$4.78 million	$3.76 million

1EBITDA – Non-IFRS Financial Measures - see definition under "Overall Performance"

	Q2 2014	Q1 2014	Q4 2013	Q3 2013

Revenues	$6.69 million	$6.26 million	$9.13 million	$7.51 million
Gross margin	$5.48 million	$5.27 million	$7.62 million	$7.07 million

Net income (loss):
From continuing operations	($1.45) million	($1.89) million	$0.51 million	($0.11) million
Including discontinued operations	($1.45) million	($1.89) million	($0.05) million	($1.05) million
Net income (loss) per share:
From continuing operations:
Basic	($0.04)	($0.05)	$0.02	($0.00)
Diluted	($0.04)	($0.05)	$0.02	($0.00)
Including discontinued operations:
Basic	($0.04)	($0.05)	($0.00)	($0.03)
Diluted	($0.04)	($0.05)	($0.00)	($0.03)

EBITDA	$2.52 million	$2.07 million	$5.61 million	$3.86 million

LIQUIDITY AND CAPITAL RESOURCES

The Company currently manages its capital structure and makes adjustments to it, based on cash resources expected to be available to the Company, in order to support its future business plans. As at March 31, 2015, excluding provisions and obligations related to long term debt, the Company had working capital of $22,543,610 compared to $16,274,224 at September 30, 2014. The increase in working capital was due to cash generated from operations, offset by scheduled repayments against the credit facility.

The Company’s plan of operations in the next twelve months is to satisfy short-term debt obligations, while strategically looking for new acquisitions. The Company completed four financings during the past fiscal year, including two bought deal prospectus offerings, a preferred share financing and an acquisition involving cash. The Company used the majority of these funds, along with additional debt financing primarily for its acquisition of Sintrom in September 2014. Subsequent to the quarter end, on April 30, 2015, the Company completed its most recent bought deal financing for gross proceeds of $60 million.

The Company generates significant positive cash flow from operations, however, the Company may raise additional financing, if required, to pursue the acquisition of other pharmaceutical products. Management reviews the capital management approach on an ongoing basis and believes that this approach is reasonable given the current state of financial markets. In the case of uncertainty over the ability to raise funds in current or future economic conditions, the Company would manage capital by minimizing ongoing expenses.

Cash provided by operations of the Company was $8,426,919 and $11,619,285 for the three and six months ended March 31, 2015, respectively, compared to $2,931,706 and $6,117,630 for the three and six months ended March 31, 2014 respectively. The increase in cash flows from operations in the current year period was primarily a result of cash flows generated from the Sintrom operations as well as higher revenues on Enablex.

Cash used by financing activities for the three and six months ended March 31, 2015 was $4,098,681 and $8,098,681, respectively, compared to cash provided by financing activities for the three and six months ended March 31, 2014 of $19,484,288 and $17,384,288, respectively. The current year period includes scheduled debt repayments and dividends paid on the preferred shares, offset by proceeds received on the exercise of stock options. The prior year comparative period includes scheduled debt repayments offset by proceeds received from the March 2014 bought deal prospectus offering.

Cash used by investing activities was $260,450 and $532,252 for the three and six months ended March 31, 2015, respectively compared to cash provided by investing activities of $22,522 and $109,693 for the three and six months ended March 31, 2014, respectively. Cash used during the current period related primarily to the technology transfer activities for Enablex. Cash provided by investing activities in the prior year was related to proceeds received on a loan receivable.

COMMITMENTS

(a) Operating lease commitments

The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

March 31, 2015
Less than 1 year	$ 105,576
1 to 2 years	105,576
2 to 3 years	79,182
Thereafter	-
Total	$ 290,334

(b) Liability settlement

The table below analyzes the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and do not include capitalized transaction costs.

		Fiscal year ended September 30
At March 31, 2015	Total	2015	2016	2017	Thereafter
Debt	$72,000,000	$8,000,000	$16,000,000	$16,000,000	$32,000,000
Accounts payable and accrued liabilities	5,140,817	5,140,817	-	-	-
Income taxes payable	1,200,075	1,200,075	-	-	-
Total	$78,340,892	$14,340,892	$16,000,000	$16,000,000	$32,000,000

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

At March 31, 2015, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel are as follows:

	Three months ended March 31		Six months ended March 31
	2015	2014	2015	2014

Salaries	$534,181	$296,491	$838,792	$586,701
Share based compensation	1,063,786	660,147	1,435,522	788,340
	$1,597,967	$956,638	$2,274,314	$1,375,041

CHANGES IN CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Accounting policies

There were no changes in the Company’s critical accounting policies during the period.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A. The Company's disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at March 31, 2015, management evaluated the design and operating effectiveness of the Company’s internal controls over financial reporting and concluded as at March 31, 2015, the Company’s internal controls over financial reporting were operating effectively.

There were no material changes made to the Company’s internal controls over financial reporting during the three months ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. In addition, management assessed disclosure controls and procedures to be effective as of March 31, 2015.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at May 13, 2015 the Company had 101,226,091 common shares issued and outstanding.

Preference Shares

The Company is authorized to issue an unlimited number of preferred shares without par value. The preferred shares may be issued in series on such terms as determined by the directors of the Company in accordance with the special rights and restrictions as set out in the Articles of the Company. As of February 11, 2015, the Company had 10,000 Series A Preferred Shares issued and outstanding, each with a liquidation value of $1,000, for a total value of $10,000,000. The Series A Preferred Shares pay a dividend of 8% per annum, subject to adjustment if the Company does not redeem these Preferred Shares after October 31, 2019. At any time at the option of the holder, the Series A Preferred Shares may be converted into the Company’s common shares at a conversion price of $2.20 per share. The Series A Preferred Shares are redeemable at the option of the Company at any time after October 31, 2019. The Series A Preferred Shares are also redeemable by the Company at any time in the event of a change of control subject to payment of a change of control premium.

Stock Options

The Company has 3,743,500 stock options outstanding as at May 13, 2015.

Share Purchase Warrants

The Company has no share purchase warrants outstanding as at May 13, 2015.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at http://www.sedar.com.

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)
(Expressed in Canadian dollars)

As at:		March 31	September 30
		2015	2014

Assets

Current assets
Cash and cash equivalents		$17,346,919	$14,358,567
Short-term investments		5,614	5,002
Trade and other receivables		8,425,715	4,072,304
Inventories		2,737,935	2,606,568
Derivative assets	note 3	145,765	269,699
Prepaid expenses		222,554	128,281
		28,884,502	21,440,421
Non-current assets
Property and equipment	note 4	116,441	128,593
Intangible assets	notes 2, 5	159,346,745	176,624,352
Total assets		$188,347,688	$198,193,366

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities		5,140,817	4,169,095
Income taxes payable		1,200,075	997,102
Long term debt due within one year	note 7	15,405,075	15,348,386
		21,745,967	20,514,583
Non-current liabilities
Provisions	note 6	224,705	330,789
Long term debt	note 7	54,995,260	62,712,009
Total liabilities		76,965,932	83,557,381

Equity
Share capital	note 8	124,229,907	123,808,971
Equity reserve	note 8	36,449,915	35,132,914
Preferred shares	note 9	9,947,730	9,947,730
Accumulated deficit		(59,486,142)	(61,033,735)
Accumulated other comprehensive income		240,346	6,780,105
Total equity		111,381,756	114,635,985
Total liabilities and equity		$188,347,688	$198,193,366

Commitments and contingencies (note 10)

Subsequent events (note 6)

Approved on behalf of the Board:

(signed)	(signed)
Tim Sorensen,	Dave Guebert,
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Operations
(Unaudited)
(Expressed in Canadian dollars)

		Three months ended March 31		Six months ended March 31
		2015	2014	2015	2014

Revenues		$12,680,486	$6,690,464	$23,308,463	$12,947,507
Cost of goods sold		1,443,086	1,211,851	2,702,758	2,194,517
Gross margin		11,237,400	5,478,613	20,605,705	10,752,990

Operating expenses:
Sales and marketing		180,116	703,256	485,499	1,750,049
General and administrative		2,731,918	2,171,051	4,607,290	3,694,540
Amortization of intangible assets	note 5	5,735,439	3,089,273	11,687,922	6,098,411
Depreciation	note 4	3,780	385	7,691	1,774
Foreign exchange (gains) losses	note 3	(1,091,444)	72,755	(1,362,516)	702,935
		7,559,809	6,036,720	15,425,886	12,247,709

Operating income (loss)		3,677,591	(558,107)	5,179,819	(1,494,719)

Interest expense		1,388,778	755,400	2,979,410	1,569,714

Investment (income) expense	note 3	(467)	4,541	(612)	6,454

Earnings (loss) before income taxes		2,289,280	(1,318,048)	2,201,021	(3,070,887)

Income tax expense	note 12	124,547	137,137	252,332	270,059

Net income (loss) for the period		2,164,733	(1,455,185)	$1,948,689	$(3,340,946)

Earnings (loss) per share
Basic		$0.03	$(0.04)	$0.02	$(0.09)
Diluted		$0.03	$(0.04)	$0.02	$(0.09)
Weighted average number of common shares outstanding - basic		81,273,012	39,305,857	81,254,390	38,853,708
Weighted average number of common shares outstanding - diluted		81,648,158	39,305,857	81,571,489	38,853,708

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
(Unaudited)
(Expressed in Canadian dollars)

	Three months ended March 31		Six months ended March 31
	2015	2014	2015	2014

Net income (loss) for the period	$2,164,733	$(1,455,185)	$1,948,689	$(3,340,946)

Other comprehensive (loss) income
Items that may be reclassified to income:
Currency translation differences	(5,152,633)	2,739,446	(6,539,759)	6,123,704

Other comprehensive (loss) income for the period	(5,152,633)	2,739,446	(6,539,759)	6,123,704

Total comprehensive (loss) income	$(2,987,900)	$1,284,261	$(4,591,070)	$2,782,758

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)

	Three months ended March 31		Six months ended March 31
	2015	2014	2015	2014
Operating activities

Net income (loss) for the period	$2,164,733	$(1,455,185)	$1,948,689	$(3,340,946)

Adjustments for the following items:
Amortization of intangible assets	5,735,439	3,089,273	11,687,922	6,098,411
Depreciation	3,780	385	7,691	1,774
Interest expense	1,388,778	755,400	2,979,410	1,569,714
Income tax expense	124,547	137,137	252,332	270,059
Unrealized (gains) losses on foreign exchange	(373,470)	412,763	(426,043)	708,289
Share-based compensation	1,063,786	660,147	1,435,522	788,340
Change in fair value of derivative financial instruments	108,898	68,747	123,934	426,682
Interest paid	(1,224,334)	(631,014)	(2,639,470)	(1,314,763)

Net change in non-cash working capital balances:
Provisions	(129,366)	(33,039)	(106,084)	(115,541)
Trade and other receivables	(1,286,021)	1,111,916	(4,353,411)	2,792,557
Prepaid expenses	(65,268)	(95,321)	(94,273)	(59,294)
Inventories	380,116	(648,501)	(131,367)	(982,514)
Accounts payable and accrued liabilities	572,590	(441,002)	971,722	(725,138)
Income taxes payable	(37,289)	-	(37,289)	-
Net cash provided by operating activities	8,426,919	2,931,706	11,619,285	6,117,630

Financing activities
Repayment of long-term debt	(4,000,000)	(2,100,000)	(8,000,000)	(4,200,000)
Proceeds from prospectus offering	-	21,584,288	-	21,584,288
Proceeds from exercise of stock options	302,415	-	302,415	-
Dividends paid on preferred shares	(401,096)	-	(401,096)	-
Net cash (used in) provided by financing activities	(4,098,681)	19,484,288	(8,098,681)	17,384,288

Investing activities:
Capitalized development costs	(259,983)	-	(531,640)	-
Short-term investments	(467)	2,027	(612)	1,913
Loan receivable repayments	-	20,495	-	107,780
Net cash (used in) provided by investing activities	(260,450)	22,522	(532,252)	109,693

Net change in cash and cash equivalents	4,067,788	22,438,516	2,988,352	23,611,611

Cash and cash equivalents, beginning of period	13,279,131	9,257,462	14,358,567	8,084,367
Cash and cash equivalents, end of period	$17,346,919	$31,695,978	$17,346,919	$31,695,978

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited)
(Expressed in Canadian dollars)

	Share capital	Equity reserve	Preferred Shares	Convertible debt - equity component	Accumulated deficit	Accumulated other comprehensive income (AOCI)	Total equity

Balance, September 30, 2013	$56,014,232	$33,881,330	$-	$1,313,550	$(52,972,037)	$5,681,546	$43,918,621

Share-based compensation (note 8)	-	788,340	-	-	-	-	788,340

Net loss for the period	-	-	-	-	(3,340,946)	-	(3,340,946)

Other comprehensive income	-	-	-	-	-	3,384,258	3,384,258

Balance, March 31, 2014	$56,014,232	$34,669,670	$-	$1,313,550	$(56,312,983)	$9,065,804	$44,750,273

Balance, September 30, 2014	$123,808,971	$35,132,914	$9,947,730	$-	$(61,033,735)	$6,780,105	$114,635,985

Share-based compensation (note 8)	-	1,435,522	-	-	-	-	1,435,522

Cancellation of shares in escrow (note 8)	(68,333)	68,333	-	-	-	-	-

Stock option exercise	489,269	(186,854)	-	-	-	-	302,415

Net income for the period	-	-	-	-	1,948,689	-	1,948,689

Dividends to preferred shareholders (note 9)	-	-	-	-	(401,096)	-	(401,096)

Other comprehensive loss	-	-	-	-	-	(6,539,759)	(6,539,759)

Balance, March 31, 2015	$124,229,907	$36,449,915	$9,947,730	$-	$(59,486,142)	$240,346	$111,381,756

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six three months ended March 31, 2015 and 2014

1.	Presentation of Financial Statements

Nature of Business

Merus Labs International Inc., incorporated under the Business Corporations Act (British Columbia), and its subsidiaries (the “Company”), operate in Canada and Europe. The head office of the Company is 100 Wellington St. West, Ste. 2110, Toronto, Ontario M5K 1H1. The Company is a specialty pharmaceutical company engaged in the acquisition and licensing of branded prescription pharmaceutical products.

Basis of Preparation

These unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company have been prepared on a historical cost basis, except for certain financial assets which are presented at fair value, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”) for interim financial statements. The interim financial statements have been prepared on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended September 30, 2014. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and note disclosure normally included in annual financial statements prepared in accordance with IFRS, have been omitted or condensed. During the quarter ended March 31, 2015, there were no significant changes in accounting policies or their application.

The preparation of the Company’s interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 2 of the Company’s annual audited consolidated financial statements for the year ended September 30, 2014. These interim financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended September 30, 2014.

These interim financial statements were authorized for issue by the Company’s Board of Directors on May 13, 2015.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six three months ended March 31, 2015 and 2014

2.	Acquisitions

Sintrom

On September 8, 2014, the Company acquired the European rights to manufacture, market, and sell the branded prescription medicine product Sintrom.

Pursuant to the acquisition, the Company acquired the Sintrom product rights, certain related intellectual property, and other information and materials required to continue marketing and selling the brand in the territories acquired. Total consideration for the product acquisition was US$111,000,000. Approximately US$53,000,000 of the upfront cash payment was funded through a new $80,000,000 debt facility from a syndicate of Canadian commercial lenders, with the remainder funded from cash on hand (note 7). The transaction was accounted for as an asset acquisition.

Costs incurred to complete the acquisition were approximately $157,000, which were capitalized to the cost of the assets acquired. The fair value of the acquired identifiable net assets was $121,512,827 (US$111,000,000) and was allocated as follows:

Product rights	$121,512,827

Net assets acquired	$121,512,827

3.	Derivative financial instruments

	March 31 2015	September 30 2014
Assets:

Forward foreign exchange contracts	$145,765	$269,699

Total	$145,765	$269,699

In connection with its European operations, the Company uses foreign currency contracts in order to partially hedge the risk associated with its Euro currency source revenue. At March 31, 2015, the Company had forward foreign exchange contracts outstanding with a notional principal amount of $1,642,250 (September 30, 2014: $4,861,370). For the six months ended March 31, 2015, gains of $114,124 (2014: losses of $640,579) were recognized in foreign exchange (gains) losses in the statements of operations in connection with these contracts.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six three months ended March 31, 2015 and 2014

4.	Property and equipment

Continuity of property and equipment as at March 31, 2015 was as follows:

	Computer Equipment	Furniture and Fixtures	Manufacturing Equipment	Total
Cost at September 30, 2014	$2,615	$11,790	$120,758	$135,163
Additions	-	-	-	-
Foreign exchange differences	(98)	(67)	(4,522)	(4,687)

Cost at March 31, 2015	$2,517	$11,723	$116,236	$130,476

Accumulated Depreciation at September 30, 2014	$1,786	$4,784	$-	$6,570
Depreciation charge	408	1,338	5,945	7,691
Foreign exchange differences	(76)	(17)	(113)	(226)

Accumulated Depreciation at March 31, 2015	$2,118	$6,105	$5,812	$14,035

Carrying amount at September 30, 2014	$829	$7,006	$120,758	$128,593
Carrying amount at March 31, 2015	$399	$5,618	$110,424	$116,441

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six three months ended March 31, 2015 and 2014

5.	Intangible assets

Continuity of intangible assets as at March 31, 2015 was as follows:

	Product Rights	Patents	Total
Cost at September 30, 2014	$192,808,581	$21,961,923	$214,770,504
Additions arising from internal development	531,640	-	531,640
Foreign exchange differences	(6,511,366)	(822,428)	(7,333,794)

Cost at March 31, 2015	$186,828,855	$21,139,495	$207,968,350

Accumulated Amortization at September 30, 2014	$27,324,473	$10,821,679	$38,146,152
Amortization charge	9,267,850	2,420,072	11,687,922
Foreign exchange differences	(729,213)	(483,256)	(1,212,469)

Accumulated amortization at March 31, 2015	$35,863,110	$12,758,495	$48,621,605

Carrying amount at September 30, 2014	$165,484,108	$11,140,244	$176,624,352
Carrying amount at March 31, 2015	$150,965,745	$8,381,000	$159,346,745

6.	Provisions

	Six months ended March 31, 2015	Twelve months ended September 30, 2014
Balance at beginning of period	$330,789	$283,273
Charges	91,889	695,864
Utilization	(199,329)	(644,362)
Foreign exchange	1,356	(3,986)
Balance at end of period	$224,705	$330,789
Less: current portion of provisions	-	-
Non-current portion of provisions	$224,705	$330,789

The Company’s provisions are comprised of the following product-related liabilities:

Product Returns Liability:

The Company accepts all product returns relating to North American product sales. Management estimates the fair value of the product returns liability by taking into consideration the amount of units previously sold, returns experience to date, and changes in the marketplace.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six three months ended March 31, 2015 and 2014

7.	Long-term debt

	March 31 2015	September 30 2014
Current
Secured facility, net of unamortized transaction costs of $594,925	$15,405,075	$15,348,386

Total	$15,405,075	$15,348,386

Non-Current

Secured facility, net of unamortized transaction costs of $1,004,740	$54,995,260	$62,712,009

Total	$54,995,260	$62,712,009

On September 5, 2014, the Company entered into a new secured debt facility with a syndicate of Canadian lenders. The new facility provided additional funds for the purchase of Sintrom and refinanced the Company's existing senior secured debt at a lower rate and extended term. The new facility matures September 5, 2019 and provides for an $80 million term loan, currently at the Canadian BA rate plus 4.5%, with principal repayments of $4,000,000 per quarter and monthly interest payments. In accordance with the terms of the loan, during the second quarter the Company entered into an interest rate swap for 50% of the outstanding balance, effectively fixing the rate on that portion of the loan at 5.72% until maturity. The facility is secured by all assets of the Company and contains affirmative and negative covenants including compliance with laws and restrictions on additional debt, as well as financial covenants such as debt to earnings and fixed charge coverage ratios. The Company was in compliance with all covenants of the senior secured facility as at March 31, 2015. Finance costs of $1,986,786 were capitalized to the loan balance and will be amortized over the term of the loan.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six three months ended March 31, 2015 and 2014

8.	Share capital

(a)	Authorized:

Unlimited common shares without par value.

Issued:

	Six months ended March 31, 2015		Year ended September 30, 2014
	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	81,245,724	$123,808,971	38,391,512	$56,014,232
Common shares cancelled pursuant to escrow agreement	(33,333)	(68,333)	-	-
Common shares issued pursuant to prospectus offerings	-	-	31,929,750	50,846,979
Common shares issued on conversion of debenture	-	-	6,677,918	10,140,598
Common shares issued pursuant to acquisition	-	-	4,246,544	6,807,162
Common shares issued pursuant to options exercise	191,500	489,269	-	-
Balance, end of period	81,403,891	$124,229,907	81,245,724	$123,808,971

(b)	Escrow shares

On December 4, 2014, the Company cancelled 33,333 shares still held in escrow pursuant to the acquisition of Orbis Pharma, Inc. As per the terms of the agreement, any shares remaining in escrow were to be cancelled upon termination of employment of the Company's former Chief Executive Officer.

(c)	Prospectus offerings

On June 19, 2014, the Company closed a prospectus offering of 18,400,000 shares, including the underwriter over-allotment option, at a price of $1.70 per share for gross proceeds of $31,280,000. Proceeds were used for acquisitions and general corporate purposes. Costs of the offering were approximately $2,017,000.

On March 25, 2014, the Company closed a prospectus offering of 11,765,000 shares at a price of $1.70 per share for gross proceeds of $20,000,500. Additionally, on March 31, 2015, the underwriters exercised their over-allotment option on the offering, resulting in an additional issuance of 1,764,750 shares for gross proceeds of $3,000,075. Proceeds were used for future acquisitions and general corporate purposes. Costs of the offering were approximately $1,416,000.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six three months ended March 31, 2015 and 2014

On April 30, 2015, subsequent to the period end, the Company completed a prospectus offering of 19,672,131 shares at a price of $3.05 per share for gross proceeds of $60,000,200. Costs of the offering were approximately $3,097,000.

(d)	Conversion of debenture

On July 17, 2014, the Company notified the holder of its convertible debenture that it had achieved the threshold required to force conversion into common shares as per the terms of the arrangement. As such, the Company issued 6,677,918 shares in satisfaction of the outstanding principal and accrued interest to the date of conversion.

(e)	Acquisitions

On August 14, 2014, the Company completed an acquisition agreement with Dacha Strategic Metals Inc. (“Dacha”). The acquisition agreement provided that Dacha convert its liquid assets into cash and cash equivalents and contribute the proceeds to a new subsidiary. The purchase price was equal to the total value of the cash held by the newly incorporated subsidiary, being $6,975,001 and was paid for by the issuance to Dacha of the Company's common shares valued at $1.70 per share, subject to certain purchase price adjustments. Costs of the acquisition were approximately $168,000.

(f)	Stock option plan

The Company has reserved 8,121,239 common shares under a 10% rolling reloading stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to three years. Once vested, options are exercisable at any time until expiry.

In January 2014, the Company granted 75,000 options to an officer of the Company in connection with his employment agreement. The options have a five year term and were granted with an exercise price of $1.49 per share, with options vesting over a three year period based on one-third vesting on each anniversary.

In March 2014, the Company granted a total of 1,025,000 incentive stock options to officers and directors of the Company in connection with their compensation arrangements. The options have a five year term with an exercise price of $1.80 per share and vest on the basis of one-third immediately and one third on each of the first two anniversaries.

In May 2014, the Company granted 150,000 options to a new director. The options have a term of five years, vesting immediately, with an exercise price of $1.69 per share. In addition, the Company granted 75,000 options to an advisor to the board of directors. The options are exercisable at $1.70 for a period of five years and vest on April 23, 2014.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six three months ended March 31, 2015 and 2014

In September 2014, the Company granted 200,000 options to an executive officer. The options have a term of five years, with one half vesting immediately and the remainder vesting on the first anniversary of the date of grant and an exercise price of $1.63 per share.

In November 2014, the Company granted 50,000 options to a consultant. The options have a term of five years, vesting immediately, with an exercise price of $1.69 per share.

In December 2014, the Company granted 300,000 options to an executive officer in connection with his employment agreement. The options have a term of five years, with one half vesting immediately and the remainder vesting on the first anniversary of the date of grant. The options have an exercise price of $1.88 per share.

In January 2015, the Company granted 1,210,000 options to directors, management and employees in connection the annual incentive program. The options have a term of five years, with one half vesting immediately and the remainder vesting on the first anniversary of the date of grant. The options have an exercise price of $1.75 per share.

In March 2015, the Company granted a total of 225,000 options to a new director and a new executive officer in connection with their services. The options have a term of five years, with one third vesting immediately, one third on the first anniversary date and the remainder vesting on the second anniversary of the date of grant. The options have an exercise price of $2.73 per share.

The estimated fair value of the options granted during the three months ended March 31, 2015, using the Black-Scholes option pricing model, was $1,656,798 (2014: $nil). $1,017,103 was expensed in the financial statements during the three months ended March 31, 2015 (2014: $660,147) relating to current and prior period grants, and has been included in general and administrative expenses in the statement of operations and in equity as equity reserves. The remaining expense will be recognized over the balance of the vesting periods.

(g)	Stock option details

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Six months ended March 31
	2015	2014

Weighted-average fair value of options	$1.12	$1.09

Risk-free interest rate	2.0%	2.0%

Volatility of the Company's common shares	73%	74%

Weighted average expected life of the options	5 years	5 years

Forfeiture rate	0%	0%

Expected dividends	Nil	Nil

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six three months ended March 31, 2015 and 2014

Volatility was determined based on daily observations of the historical stock price over a period consistent with the expected life of the options at the date of grant.

Details of the options are as follows:

	Number of	Weighted average
	options	price per share

Options outstanding, September 30, 2013	2,465,000	$1.90

Options granted	1,525,000	1.75
Options expired	(200,000)	2.03
Options forfeited	(333,333)	1.94
Options outstanding, September 30, 2014	3,456,667	$1.82

Options granted	1,785,000	1.85
Options expired	(1,006,667)	2.01
Options exercised	(191,500)	1.58

Options outstanding, March 31, 2015	4,043,500	$1.82

The range of exercise prices for outstanding and exercisable options at March 31, 2015 are as follows:

Exercise Price	Number Outstanding	Weighted Average Contractual Life	Number Exercisable
$ 0.51	8,500	3.12	166
$ 0.91	150,000	3.27	150,000
$ 1.19	50,000	2.77	50,000
$ 1.49	75,000	3.76	25,000
$ 1.52	25,000	2.45	-
$ 1.63	200,000	4.49	100,000
$ 1.69	200,000	4.28	200,000
$ 1.70	75,000	4.07	-
$ 1.75	1,210,000	4.82	605,000
$ 1.80	725,000	3.93	450,000
$ 1.88	300,000	4.73	150,000
$ 2.00	600,000	1.32	600,000
$ 2.02	200,000	1.81	200,000
$ 2.73	225,000	4.99	75,000
	4,043,500		2,605,166

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the three and six three months ended March 31, 2015 and 2014

(h) Performance Share Unit Plan

In December 2014 the Company granted 800,000 Performance Share Units to an executive officer in connection with his employment agreement. The grant was subject to the Performance Share Unit Plan (the "Plan") being approved by the Board of Directors as well as regulatory and shareholder approval. In January 2015, the Board approved the Plan, subject to ratification by the shareholders, in addition to approving the grant of 150,000 Units to two other executive officers. The plan was approved by the Company's shareholders on March 26, 2015. Share based compensation expense in the amount of $46,683 was recognized in the three months ended March 31, 2015 in connection with these grants. The purpose of the plan is to provide the Company with greater flexibility with respect to equity compensation arrangements.

9.	Preferred shares

On July 11, 2014, the Company completed a private placement subscription agreement to issue $10,000,000 of Series A convertible preferred shares (the “Series A Preferred Shares”) to a large Canadian institutional investor.

The Series A Preferred Shares pay a dividend of 8% per annum, subject to adjustment if the Company does not redeem after October 31, 2019. At any time at the option of the holder, the Series A Preferred Shares may be converted into the Company’s common shares at a conversion price of $2.20 per share. The Series A Preferred Shares are redeemable at the option of the Company at any time after October 31, 2019. The Series A Preferred Shares are also redeemable by the Company at any time in the event of a change of control subject to payment of a change of control premium. Costs associated with this transaction were approximately $52,000. Dividends paid on the Preferred Shares are included in the Statements of Changes in Equity.

10.	Commitments and contingencies

(a) Operating lease commitments

The Company has entered into non-cancellable operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

	March 31 2015	September 30 2014
Less than 1 year	$105,576	$114,295
1 to 2 years	105,576	105,576
2 to 3 years	79,182	105,576
3 to 4 years	-	26,394
4 to 5 years	-	-
Thereafter	-	-
Total	$290,334	$351,841

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six three months ended March 31, 2015 and 2014

Lease expense recognized during the six month period was $91,140 (2014: $100,137), which has been included in general and administrative expenses in the statements of operations.

(b)   Legal proceedings

Notice of Allegation

In June 2014, Merus received notification from Apotex Inc. that it has filed with Health Canada an Abbreviated New Drug Submission seeking market approval for a generic version of Enablex for the Canadian marketplace. In connection with this filing, Merus received Notices of Allegation (“NOAs”) from Apotex against our Enablex patents listed on the Canadian patent register which expire in August of 2016 and beyond. The NOAs were issued under the Canada Patented Medicines (Notice of Compliance) Regulations. Enablex is currently protected in Canada by three issued patents listed on the Canadian patent register.

In March 2015, the Company entered into a settlement agreement with Apotex. The terms of the settlement agreement are confidential but are not financially material. The Company plans to continue with the marketing of Enablex® to urologists and other medical practitioners across Canada into the foreseeable future.

Arbitration Proceeding

In August 2014, Merus received notice of a request for arbitration from the original owner of Merus’ former Factive product. The request for arbitration is based on the original license agreement entered into by the original owner and Cornerstone Therapeutics, Inc. (now Chiesi USA, Inc.). The request for arbitration names Merus as a respondent together with Cornerstone and Vansen. The request for arbitration includes the allegation that Cornerstone did not have the legal right to transfer the Factive product to Merus. The original owner is seeking an award for damages relating to an alleged breach of contract, as well as disgorgement of revenues and other benefits derived by the Company from sales of Factive. The Company is defending the claim and has denied any liability to the original owner. The Company and Cornerstone have each asserted claims against the other, seeking indemnity and damages related to the original owner’s claim.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six three months ended March 31, 2015 and 2014

11.	Related party transactions

At March 31, 2015, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel recording in the general and administrative line of operating expenses are as follows:

	Three months ended March 31		Six months ended March 31
	2015	2014	2015	2014

Salaries	$534,181	$296,491	$838,792	$586,701
Share based compensation	1,063,786	660,147	1,435,522	788,340
	$1,597,967	$956,638	$2,274,314	$1,375,041

12.	Income taxes

The major components of income tax expense for the three months ended March 31, 2015 and 2014 are:

	Three months ended March 31		Six months ended March 31
	2015	2014	2015	2014
Income tax recognized in statements of operations
Current tax	$124,547	$137,137	$252,332	$270,059
Provision for income taxes	$124,547	$137,137	$252,332	$270,059

The Company has recognized an estimated current tax expense based on an approximation of tax liabilities due with respect to its operations in Luxembourg.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six three months ended March 31, 2015 and 2014

13.	Management of capital

The Company includes the following in its definition of capital:

	March 31	September 30
	2015	2014
Debt comprised of:
Secured facility	$70,400,335	$78,060,395

Equity comprised of:
Share capital	124,229,907	123,808,971
Equity reserve	36,449,915	35,132,914
Preferred shares	9,947,730	9,947,730
Deficit and AOCI	(59,245,796)	(54,253,630)
	$181,782,091	$192,696,380

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its long-term debt;

(d)	to comply with financial covenants required under its debt facilities; and

(e)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a)	raising capital through equity financings;

(b)	utilizing leverage in the form of third party debt; and

(c)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a regulator. The Company is subject to certain capital requirements and negative covenants with respect to its Secured Facility (refer to note 7). There were no changes in the Company’s approach to capital management during the year. To date, the Company has not declared any cash dividends to its common shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a regular basis.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six three months ended March 31, 2015 and 2014

14.	Financial instruments and financial risk management

a)  Fair Value Estimation

The Company’s carrying value of cash, short-term investments, trade and other receivables, loan receivable and accounts payable and accrued liabilities approximate their fair values due to the immediate or short term maturity of these instruments. The fair value of long-term liabilities is not materially different than its carrying value due to the recent issuance of these liabilities.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

		March 31, 2015
Classification	Carrying value	Fair value
Financial assets at FVTPL	$	$
- Short-term investments	5,614	5,614
- Derivative assets used for hedging	145,765	145,765
Loans and receivables
- Cash and cash equivalents	17,346,919	17,346,919
- Trade and other receivables	8,425,715	8,425,715
Other financial liabilities
- Accounts payable and accrued liabilities	5,140,817	5,140,817
- Long term debt	70,400,335	72,000,000

		September 30, 2014
Classification	Carrying value	Fair value
Financial assets at FVTPL	$	$
- Short-term investments	5,002	5,002
- Derivative assets used for hedging	269,699	269,699
Loans and receivables
- Cash and cash equivalents	14,358,567	14,358,567
- Trade and other receivables	4,072,304	4,072,304
Other financial liabilities
- Accounts payable and accrued liabilities	4,169,095	4,169,095
- Long term debt	78,060,395	80,000,000

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six three months ended March 31, 2015 and 2014

The Company is required to present information about its financial assets and liabilities with respect to the hierarchy of the valuation techniques the Company utilized to determine fair value. The different levels have been defined as follows:

-	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities
-	Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves
-	Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

At March 31, 2015, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	March 31, 2015	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$5,614	$5,614	$-	$-
Derivative assets	$145,765	$145,765	$-	$-
	$151,379	$151,379	$-	$-

Liabilities:
	$-	$-	$-	$-
	$-	$-	$-	$-

At September 30, 2014, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	September 30, 2014	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$5,002	$5,002	$-	$-
Derivative assets	$269,699	$269,699	$-	$-
	$274,701	$274,701	$-	$-

Liabilities:
	$-	$-	$-	$-
	$-	$-	$-	$-

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six three months ended March 31, 2015 and 2014

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more significant inputs are not based on observable market data, the instrument is included in Level 3.

b)     Financial Risk Factors

The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.

(i)      Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. In order to mitigate this risk, the Company maintains a sufficient cash balance in order to satisfy short-term liabilities as they come due and actively pursues raising capital through various public and private financing mechanisms to satisfy longer term needs.

The table below analyzes the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and do not include capitalized transaction costs.

	Year ended September 30
At March 31, 2015	2015	2016	2017	Thereafter
Debt	$8,000,000	$16,000,000	$16,000,000	$32,000,000
Accounts payable and accrued liabilities	5,140,817	-	-	-
Income taxes payable	1,200,075	-	-	-
Total	$14,340,892	$16,000,000	$16,000,000	$32,000,000

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six three months ended March 31, 2015 and 2014

	Year ended September 30
At September 30, 2014	2015	2016	2017	Thereafter
Debt	$16,000,000	$16,000,000	$16,000,000	$32,000,000
Accounts payable and accrued liabilities	4,169,095	-	-	-
Income taxes payable	997,102	-	-	-
Total	$21,166,197	$16,000,000	$16,000,000	$32,000,000

(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is not exposed to significant market risk given the low value of its investments.

(iii)	Currency risk:

The Company is subject to currency risk through its sales of products denominated in foreign currencies, purchases of inventory in US dollars and product acquisitions denominated in foreign currencies. As such, changes in the exchange rate affect the operating results of the Company. Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency derivative contracts to reduce its exposure to foreign currency risk as discussed in note 8.

The following financial assets and liabilities were denominated in foreign currencies at March 31, 2015 (U.S. dollar 1.2666, Euro 1.3623) and September 30, 2014:

	March 31 2015	September 30 2014
Denominated in U.S. dollars
Cash and cash equivalents	8,351,774	3,738,885
Trade and other receivables	3,628,065	970,087
Accounts payable and accrued liabilities	(334,357)	(327,163)
Net assets denominated in U.S. dollars	11,645,482	4,381,809

Denominated in Euros
Cash and cash equivalents	8,788,967	6,676,575
Trade and other receivables	2,873,054	1,475,443
Accounts payable and accrued liabilities	(3,460,482)	(2,204,374)
Income taxes payable	(1,200,075)	(997,102)
Net assets denominated in Euros	7,001,464	4,950,542

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six three months ended March 31, 2015 and 2014

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the three and six months ended March 31, 2015 from a change in foreign currencies with all other variables held constant as at March 31, 2015:

	Change in net after-tax	Change in net after-tax
Percentage change in	loss from % increase	loss from % decrease
foreign currencies	in foreign currencies	in foreign currencies

2%	$342,968	$(342,968)
4%	685,937	(685,937)
6%	1,028,905	(1,028,905)
8%	1,371,873	(1,371,873)
10%	1,714,842	(1,714,842)

(iv)	Credit risk:

Certain of the Company’s financial assets, including cash and cash equivalents and short-term investments are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from customer receivables. These amounts are continually monitored by management for collectability, and, in general, are lower risk as they are typically due from large institutions or multinational distributors.

(v)	Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. The Company is exposed to variable interest rates as a result of its senior secured debt, which currently bears interest at the Canadian BA rate plus 4.5%. The Company's exposure to interest rate movements is limited through facilities under its credit agreement, whereby 50% of the loan value has been fixed through an interest rate swap through maturity. It is management’s opinion that the Company is not exposed to significant interest rate risk. At March 31, 2015, the Company held no interest-bearing investments.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six three months ended March 31, 2015 and 2014

15.	Segment information

The Company operates in a single reportable segment focused on acquiring, in-licensing, marketing and distributing pharmaceutical products in Canada and internationally. The Company carries out business principally in Canada and Europe.

Revenues by geographic region are detailed as follows:

	Three months ended March 31		Six months ended March 31
	2015	2014	2015	2014
Canada	$1,530,267	$2,019,155	$3,383,036	$4,793,408
International	11,150,219	4,671,309	19,925,427	8,154,099
	$12,680,486	$6,690,464	$23,308,463	$12,947,507

Other than Canada, the Company derived more than 10% of its revenues in the six months ended March 31, 2015 or six months ended March 31, 2014 period from Germany, Spain, and the Netherlands. Revenues in Germany of $7,128,109 (2014: $2,548,878), Spain of $3,506,845 (2014: nil), and the Netherlands of $674,846 (2014: $1,569,050) are included in International in the table above.

Long-term assets by geographic region are comprised of product rights and patents and property and equipment, detailed as follows:

	March 31	September 30
	2015	2014
Canada	$3,506,930	$4,205,625
International	155,956,256	172,547,320
	$159,463,186	$176,752,945

16.	Subsequent events

Prospectus Financing

On April 30, 2015, the Company completed a bought deal financing with a syndicate of investment dealers. Under the financing, Merus issued a total of 19,672,200 common shares at a price of $3.05 per Share for gross proceeds of $60,000,210. The Company has granted to the Underwriters on closing an over-allotment option to purchase an additional 2,950,830 Shares at $3.05 per Share, exercisable in whole or in part, for the period ending May 30, 2015. In the event the over-allotment option is exercised in full, the aggregate gross proceeds of the offering will be $69,000,242. The net proceeds of the offering will be used for working capital and for general corporate purposes, including the funding of prospective future acquisitions.